







Jim McNelly • 3rd

Owner, Renewable Carbon Mgmt. LLC

Renewable Carbon Mgmt. LLC • California State University, Fullerton

St. Cloud, Minnesota Area • 500+

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Design, build and finance process-controlled technologies for converting biomass residuals into value-added food, fuel, fiber and fertilizer products. Technologies reduce environmental degradation...

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Experience

Owner

Renewable Carbon Mgmt. LLC

Jan 2000 – Present • 18 yrs 4 mos

Design, build and financing services for composting, biofiltration, and biofertilizer production facilities specializing in proprietary and patented customized Intermodal shipping containers for batch process management.

President

NaturTech Composting Systems Inc

Sep 1993 – Dec 1999 • 6 yrs 4 mos

Sales and marketing of the NaturTech Composting System, now updated and serviced by Renewable Carbon Management LLC.

ET Technologies Inc.

Director of Operations

ET Technologies Inc.

1980 – 1987 • 7 yrs

Managed 200,000 gallon per day biosolids land application programs. Designed, managed and finished three hazardous or metal contaminated wastewater treatment lagoon evapotranspiration, in-situ drying projects, including supervision of entombment of stabilized solids under CERCLA protocols into monofils.

NaturSoil

Owner

NaturSoil

Jun 1975 – May 1984 • 9 yrs

Operated source separated organics composting projects in Northglenn, Boulder, and Louisville, Colorado. Organic lawn installation and restoration, potting soil bagging and bulk

Education

 **California State University, Fullerton**
Bachelor's degree, Multi/Interdisciplinary Studies
1969 – 1975

Volunteer Experience

 **US Composting Council and numerous USDA Environmental and Sustainability Committees**
USDA
Dec 1988 – Present • 29 yrs 5 mos

Development of public health and environmental protection standards, definitions and testing methods along with demonstration of biofertilizer best management practices.

Skills & Endorsements

Environmental Awareness · 99
 Endorsed by **Brian Rosa and 10 others who are highly skilled at this**

Recycling · 82
 Endorsed by **Brian Rosa and 4 others who are highly skilled at this**

Environmental Compliance · 59
Tarik Taeha and 58 connections have given endorsements for this skill

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Recommendations

Received (2)   Given (2)

 **Clarence Hughes**
Senior Consultant at The Hughes Management Group, LLC
October 23, 2014, Jim was a client of Clarence's

The expert in his field, the go to buy for the answer. The ability to reduce cost and provide income is truly amazing.

 **Edward Solomon**
National Sales Manager at The Environmental Factor Inc
August 22, 2013, Edward worked with Jim in different groups

While working with Jim on a project, it quickly became apparent that, this individual really understood the finite process in which it took to create a well rounded finished product without an environmental impact. His modular systems is Top Notch.

Accomplishments

2 **Honors & Awards**
Special Service Award • Kellogg Award

1 Project

Containerized In-Vessel Composting

1 Publication

State of Michigan Municipal Composting Guide